October 26, 2006

Ashish R. Parikh
Chief Financial Officer
Hersha Hospitality Trust
510 Walnut Street, 9th Floor
Philadelphia, PA 19106

RE: **Hersha Hospitality Trust**
                    File No. 333-138038
                    Registration Statement on Form S-3
                    Filed on October 17, 2006

Dear Mr. Parikh:

This is to advise you that we limited our review of the above registration statement to the following matter:

Part II

Item 17. Undertakings, page II-3

1.   We note that you intend to register only common and preferred equity on this registration statement; however, the undertaking that you have included in subparagraph (e) on page II-6 applies exclusively to debt offerings. Please revise to remove this undertaking or if you intend to register debt, revise your registration statement accordingly.

We will not conduct any further review of the registration statement aside from this matter. All persons who by statute are responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.

As appropriate, please amend your registration statement in response to these comments. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions should be directed to Amanda McManus, Attorney-Adviser, at (202) 551-3412 or the undersigned at (202) 551-3495.

Sincerely,

Elaine Wolff
Branch Chief

cc: Cameron N. Cosby, Esq.
        James S. Seevers, Jr., Esq. (*via facsimile*)
        Hunton & Williams LLP